

Mail Stop 3561

June 2, 2010

Mr. JinLin Guo
President, CEO and Chairman of the Board of Directors
AIVTech International Group Co.
#401, 8 Men, 13 Lou, Dong Hua Shi Bei Li Zhong Qu,
Chong Wen Qu, Beijing, P.R. China

> **Re: AIVTech International Group Co. (f/k/a Ecochild, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed May 14, 2010**
> **File No. 333-161941**

Dear Mr. Guo:

We have completed our review of Item 4.01 of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief